MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

June 15, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Partners Institutional Trust (File Nos. 333-218068)
Registration Statement on Form N-14

Ladies and Gentlemen:

This letter is to respond to a comment we received from Mr. Chad Eskildsen of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) on June 13, 2017 in connection with the response filed on June 13, 2017 to the Staff’s comments regarding the information statement/registration statement on Form N-14 (the “Registration Statement”) filed by Legg Mason Partners Institutional Trust (the “Registrant”) in connection with the reorganization of Western Asset Institutional Cash Reserves (the “Target Fund”) into Western Asset Institutional Liquid Reserves (the “Acquiring Fund”). Following is the Staff’s comment and the Registrant’s response thereto:

Comment:	The Staff noted that the expenses shown for each Fund in the fee table appear to include the Fund’s allocable share of the net expenses of Liquid Reserves Portfolio (the “Master Fund”), the master fund in which each Fund invests all of its investable assets, rather than the Fund’s allocable share of the gross expenses of the Master Fund, as shown in each Fund’s financial highlights, resulting in an apparent understatement of each Fund’s expenses. The Staff stated that it believes that the fee table should reflect each Fund’s allocable share of the gross expenses of the Master Fund, consistent with the presentation in the financial highlights, and that corresponding adjustments should be made to the expense example.

Response:	The Registrant notes that the difference between each Fund’s expenses as shown in the fee table and in the financial highlights is attributable to the presentation of the aggregate management fee payable by the Fund, and does not reflect a difference in the presentation of the Fund’s allocable share of the expenses of the Master Fund or an actual difference in the gross or net expenses payable by the Fund.

The aggregate management fee payable by each Fund is comprised of the direct management fee payable by the Fund, and the Fund’s allocable share of the management fee payable by the Master Fund.

The management fee payable by the Master Fund is equal to 0.10% of the Master Fund’s average daily net assets. As noted above, an allocated share of the Master Fund management fee is paid by each Fund.

The direct management fee payable by each Fund, as set forth in each Fund’s management agreement, is equal to 0.20% of the Fund’s average daily net assets, provided however, that if the Fund invests all or substantially all of its assets in another registered investment company for which the Fund’s manager serves as investment manager, the Fund’s management fee is reduced by the aggregate management fee of the underlying fund allocated to the Fund for the Fund’s then-current fiscal year.

Accordingly, because each Fund invests all of its investable assets in the Master Fund, each Fund’s direct management fee, by its terms, is reduced to 0.10% of the Fund’s average daily net assets.

Thus, the aggregate management fee payable by each Fund (including the Fund’s allocable share of the Master Fund’s management fee), as set forth in each Fund’s management agreement, is equal to 0.20% of the Fund’s average daily net assets. The fee table and expense example reflect such aggregate management fee payable by each Fund.

In contrast, as explained in footnote 1 to the fee table, the financial highlights do not reflect the reduction in each Fund’s management fee by the amount paid by the Fund for its allocable share of the management fee paid to the Master Fund. Instead, the financial highlights effectively treat the reduction in each Fund’s management fee as a fee waiver pursuant to FASB ASC 946-20-05-11.

Notwithstanding the method of presentation used for purposes of the financial highlights, the Registrant believes that, because the management agreements provide that the each Fund’s management fee is lowered to reflect investment in an affiliated fund, the presentation of each Fund’s aggregate management fee in the fee table accurately presents the management fee payable by the Fund as provided in the Fund’s management agreement.

The Registrant also notes that the different presentation of each Fund’s management fee in the fee table and in the financial highlights is explained in footnotes to the fee table and the financial highlights.

The Registrant respectfully submits that no change to the fee table or expense example is required.

Please call the undersigned at (617) 951-8458 or Barry Hurwitz at (617) 951-8267 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz